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                                                                     EXHIBIT 20


[LETTERHEAD, GENEVA STEEL]

FOR IMMEDIATE RELEASE
DATE:  OCTOBER 31, 1994
CONTACT:  DENNIS L. WANLASS
PHONE:  (801) 227-9302


        GENEVA STEEL ANNOUNCES FOURTH QUARTER/FISCAL YEAR 1994 RESULTS


        Vineyard, Utah--Geneva Steel (NYSE & PSE: GNV) reported today a net loss of $6.93 million, or a $.58 loss per common share (after accounting for dividends on preferred stock), for its fourth fiscal quarter ended September
30, 1994.   This compares with net income of $.93 million, or a loss of $.05 per common share (after accounting for dividends on preferred stock), during the same quarter last year. The operating loss for the quarter was $2.51 million compared to a $6.33 million loss for the third fiscal quarter and operating income of $4.78 million for the fourth quarter last year. Sales and tons shipped during the quarter were $124.65 million and 366,000 tons, respectively, compared to $123.54 million and 383,000 tons, respectively, during the same period last year.

        QUARTERLY OPERATING RESULTS. "As anticipated, fourth quarter 1994 operating results improved as compared to the prior quarter," said Joseph A. Cannon, chairman and chief executive officer. Hot-rolled production (tons produced through the Company' 132" rolling mill) increased by 12.5 percent between the third and fourth fiscal quarters. In particular, hot-rolled production improved from a low point in June of 111,000 tons to
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129,000, 140,000,  136,000  and  154,000 tons, respectively, for the months of July, August, September and October (estimated). "We expect operations to further improve as implementation of modernization projects continues and production disruptions decline," Cannon said. The net loss for the fourth quarter when compared to the third quarter reflects increased depreciation expense (a $1.31 million increase) related to completion of capital projects and increased interest expense due primarily to reduced capitalization of interest (a $2.92 million increase). In addition, shipments during the fourth quarter were impeded by a shortage of rail cars (an impact of approximately 9,000 tons). Rail car availability has improved during the current quarter.

        FISCAL YEAR END RESULTS. For the fiscal year ended September 30, 1994, the Company reported a net loss of $26.23 million, or a $2.20 loss per common share (after accounting for dividends on preferred stock), which included extraordinary financing costs of $9.53 million. These results compare with a net loss of $8.61 million, or an $.80 loss per common share, for fiscal year 1993. Fiscal year results were impacted by ongoing modernization efforts, increased depreciation expense (a $5.37 million increase), and increased interest expense due to reduced capitalization of interest and increased borrowings (a $4.63 million increase). Sales and tons shipped for the fiscal year were $486.06 million and 1,467,000 tons, respectively, compared to $465.18 million and 1,511,000 tons, respectively, for fiscal year 1993.

        MODERNIZATION UPDATE. The Company's modernization program is designed to increase throughput, reduce costs and improve quality. The final projects included in the Company' original modernization program include a continuous casting facility, which converts liquid steel into slabs; a wide coiled plate project, which includes facilities for the
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production of wide coiled plate and for the further processing and handling of plate products; and rolling mill finishing stand improvements, which will improve the shape and gauge of finished products and increase rolling mill throughput.

        Continuous Caster. The percentage of the Company's steel slabs produced through the continuous caster has increased substantially, with 44, 77, 81 and 86 percent cast during the months of July, August, September and
October (estimated), respectively.   "The continuous caster is operating well
and achieving the anticipated product quality and yield benefits," said Robert
J. Grow, president and chief operating officer. Caster production is expected to increase as rolling mill throughput continues to improve.

        Wide Coiled Plate Project. The wide coiled plate project consists of two phases. The first phase includes facilities to direct roll coiled plate up to 96 inches in width and to uncoil and shear plate up to 120" in width.

        "The Company began rolling wide coiled plate in July 1994 and is now routinely producing coiled plate up to 96 inches in width," said Grow. "The uncoiling and shearing facilities associated with the production of wide plate from coils began operation in early August and are on track with expected production and quality standards."

        The second phase, which will allow the Company to coil plate up to 120" in width and 1" in thickness, is expected to be completed in early 1995.

        Rolling Mill Finishing Stand Improvements. The finishing stand improvements include hydraulic gauge control, roll bending and automatic roll change. In light of existing favorable steel market conditions and the Company's improved competitive position resulting from the continuous caster and other modernization projects, the Company has elected to defer completion of the finishing stand improvements. This decision is intended to minimize
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further production disruptions in the near term, maximize throughput in a strong steel market and conserve capital. The Company has incurred approximately one half of the cost of these projects. Although these projects could be completed earlier, the Company currently anticipates completing the finishing stand improvements in the Spring of 1996.

        MODERNIZATION COST SAVINGS. As part of the modernization program, the Company modified its soaking pit furnaces to hold hot slabs taken from the continuous caster and to increase their temperature in preparation for rolling. As the continuous caster and other related capital projects have been implemented, the Company has encountered difficulties in achieving sufficient heating capacity from the soaking pits. Consequently, the Company is also utilizing its existing reheat furnaces for additional heating capacity. Using both the soaking pit furnaces and the reheat furnaces has increased manning levels and energy consumption and prevented the realization of approximately $8 to $10 per ton of the estimated operating cost savings associated with the modernization program. The Company is modifying the method of placing slabs in the soaking pits in an attempt to increase the heating capacity of the pits and improve slab handling. In addition, the Company is investigating other means of increasing its slab heating capacity, including induction and gas-fired furnaces. Although the Company believes that a portion of the $8 to $10 per ton operating cost savings may be realized as equipment and handling procedures are modified, the full cost savings will not be achieved until supplemental heating capacity is installed. In the interim, the Company expects to achieve a 1.9 million ton annual production rate with its existing facilities and to achieve the other operating costs savings associated with the modernization program.

        CAPITAL SPENDING.  For fiscal year 1995, the Company has identified
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approximately $117 million in potential modernization and other capital projects. These projects include preliminary estimates for adding additional slab heating capacity (approximately $30 million) and additional iron making capacity (approximately $29 million). The Company may, however, elect to adjust the timing and budgets of certain capital projects for operational, liquidity or other reasons.

        LIQUIDITY. As of September 30, 1994 and October 28, 1994, the Company had $32.35 million and $26.23 million, respectively, in borrowings under its $50 million revolving line of credit facility.

        The Company is in the process of completing a new line of credit facility with a syndicate of banks led by Citicorp, USA. The new $45 million line will be secured primarily by the Company's inventories. The Company is also in the process of completing a receivables securitization facility for up to $65 million. Based on the Company' current inventories base and receivables balance, the two facilities would presently provide the Company with up to $65 million in working capital.

        Geneva Steel is the only integrated steel mill operating west of the Mississippi River. The Company manufactures hot- rolled steel plate, sheet and pipe for sale primarily in the western and central United States.

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                             GENEVA STEEL COMPANY
               STATEMENTS OF INCOME AND SELECTED FINANCIAL DATA
                                 (Unaudited)


(In thousands, except per share data)

                                                   THREE MONTHS ENDED           YEAR ENDED
                                                      SEPTEMBER 30,            SEPTEMBER 30,
                                                  --------------------     --------------------
                                                    1994        1993         1994        1993
                                                  --------    --------     --------    --------
Net sales                                         $124,653    $123,536     $486,062    $465,181
Cost of sales                                      121,656     112,791      470,548     443,458
                                                  --------    --------     --------    --------
Gross margin                                         2,997      10,745       15,514      21,723

Selling, general and administrative expenses         5,504       5,963       22,305      20,621
                                                  --------    --------     --------    --------
Income (loss) from operations                       (2,507)      4,782       (6,791)      1,102
                                                  --------    --------     --------    --------
Other income (expense):
 Interest and other income                             112         873        1,583       1,885
 Interest expense                                   (8,326)     (4,133)     (21,722)    (17,096)
                                                  --------    --------     --------    --------
                                                    (8,214)     (3,260)     (20,139)    (15,211)
                                                  --------    --------     --------    --------
Income (loss) before provision (benefit) for
 income taxes and extraordinary item               (10,721)      1,522      (26,930)    (14,109)

Provision (benefit) for income taxes                (4,069)        594      (10,234)     (5,503)
                                                  --------    --------     --------    --------
Income (loss) before extraordinary item             (6,652)        928      (16,696)     (8,606)

Loss on early extinguishment of debt (net of
 benefit for income taxes)                             276           -        9,534           -
                                                  --------    --------     --------    --------
Net income (loss)                                   (6,928)        928      (26,230)     (8,606)

Less - Preferred stock dividend and
 accretion requirements                              1,846       1,627        7,046       3,466
                                                  --------    --------     --------    --------
Net loss applicable to common shares              $ (8,774)   $   (699)    $(33,276)   $(12,072)
                                                  ========    ========     ========    ========
Loss per common share before extraordinary item   $   (.56)   $   (.05)    $  (1.57)   $   (.80)

Extraordinary item per common share                   (.02)          -         (.63)          -
                                                  --------    --------     --------    --------
Net loss per common share                         $   (.58)   $   (.05)    $  (2.20)   $   (.80)
                                                  ========    ========     ========    ========
Weighted average shares outstanding                 15,157      15,079       15,129      15,059
                                                  ========    ========     ========    ========
Steel tons shipped                                     366         383        1,467       1,511
                                                  ========    ========     ========    ========
Capital expenditures                              $ 26,589    $ 40,386     $164,838    $ 82,534
                                                  ========    ========     ========    ========
Depreciation expense                              $  8,031    $  5,144     $ 26,111    $ 20,738
                                                  ========    ========     ========    ========


                                   --MORE--
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                             GENEVA STEEL COMPANY
                      SUMMARY BALANCE SHEET INFORMATION
                                 (Unaudited)


(Dollars in thousands)

                                                        September 30,
                                                   ------------------------
                                                     1994            1993
                                                   --------        --------
Cash and cash equivalents                          $      -        $ 64,267

Current assets                                      143,161         175,180

Property, plant and equipment (net)                 453,286         314,590

Total assets                                        606,815         498,384

Current liabilities                                  96,364          86,013

Long-term debt                                      357,348         224,991

Total liabilities                                   460,119         326,623

Redeemable preferred stock                           43,032          35,986

Total stockholders' equity                          103,664         135,775